Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: June 6, 2022

On June 6, 2022, Jon Sabes, the Chief Executive Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, spoke at Goldman Sachs Insurtech Conference.

The following is an approximate transcript of a webcast first made available on June 6, 2022.

Alex: All right. Welcome back, everybody. Good afternoon. Next on the agenda here we have FOXO technologies, Jon joining us. Thank you for joining us and thanks for everybody for being here. The way we’ve been kicking these off is to just have you go in and give us a quick background of the company, what you’re doing, the solutions that you’re bringing to the insurance marketplace?

Jon: Sure. Thanks, Alex. Happy to be here. Hi, everyone out there in virtual land. FOXO Technologies. Yes, we’re focused on the life insurance industry. I would say we are doing some things really interesting and different around the industry. Principally, we are going to make longevity science fundamental to life insurance. We think by making longevity science fundamental to the life insurance product, that creates some really compelling and interesting opportunities, both in terms of the consumer value proposition for the product, the reasons to buy life insurance. Then within that also it expands the framework by which we can think about underwriting. There, FOXO is commercializing specific areas of epigenetic science for saliva-based epigenetic biomarkers for longevity science underwriting.

Alex: Can you give us some detail on just how the business is structured? Do you plan on being more of a full-stack insurer? Do you have an underwriter? Are you operated as an MGA? Where do you see all that heading?

Jon: Yes. We’re going to do both. FOXO bought its own insurance carrier. I like to call that our workbench. It’s allowed us to build out our entire systems and technology where we can control the customer user experience around, again, making this longevity science fundamental to life insurance. We’ve developed a FOXO Longevity Report using epigenetic biomarkers of health and wellness.

Then with that, again, trying to use best-in-class technology to bring that consumer through an accelerated underwriting protocol. We’ve aligned with SCOR. We’ve built and integrated that entire platform with their accelerated underwriting protocol called Velogica. We’re developing this in a way that is just really unique within the industry. That’s sort of we started with that.

We are also looking to-- Look, we never sought to build out a 50-state primary carrier for that matter. We always have looked to be a service provider to the industry with both our consumer value proposition and our underwriting technology. From that perspective, we always wanted to work in an MGA capacity. We’ve been looking and we’re deep in now talks with different carriers about working with them on an MGA basis.

It’s going to be a little bit of both. We’re going to launch with our own FOXO proprietary-like insurance. Again, really partner deeply with SCOR on that. That’s allowing us to build all of the operational technology framework, as well as we think we’ll be announcing something very soon with some primary carriers in an MGA construct where, again, we’re focused on distribution and that really allows us to be mostly a sales and marketing focused company around, again, insurance agents who sell the majority of life insurance in the United States.

Alex: How do you go to market? Can you tell us about the way you plan on distributing product, the way you’re currently distributing product? Is it more through direct means or are you using brokers?

Jon: Yes, we’ve been focused almost entirely on brokers and/or agents in particularly, independent agents. I like to say the products and services that FOXO is building really are both challenges and opportunities that are most directly felt with agent distribution. When we think about longevity science as a new reason to buy life insurance to new reason to sell life insurance, I like to say, it’s almost like when we build this-- We just got some additional user testing. We’ve been testing all the way through the build of this, but we’ve got some more direct now user experience feedback where people are just blown away by this idea, bundling longevity signs with life insurance because it’s almost, again, I’ll use a Tesla analogy, it’s like driving an electric car.

You would’ve never known you wanted one or needed one until you drive a Tesla and suddenly it’s the coolest thing you’ve ever done in a car. That’s how we’re thinking about bringing this into market. The other piece of this is the underwriting journey, where, again, agents when I be presenting and talking to agents, a notion of saliva-based biomarkers to eliminate the paramedical underwriting journey, the six to eight-week underwriting journey where agents lose 30% of their sales. They just say it’s too good to be true.

Again, what I like to come back to is our products and services are designed really to address the opportunities to work with the agents. I think the industry got lost somewhere along the way on Insurtech, where they thought just making products available online, suddenly customers were going to buy. Sure, customers buy stuff online, but again, life insurance is a product that primarily is an agent-driven product and that’s for a variety of reasons. I don’t see that changing too much.

Of course, we want to be able to make FOXO Life Insurance products available to wherever and however the customer wants to meet us, but again, focused on that agent and making that agent opportunity unique and improved, I think, gives us a distinct advantage amongst all the other Insurtech out there.

Alex: Let’s go into more detail on some of the biomarkers that you were able to identify through the mouth swab. Could you just compare and contrast that with what’s available through a blood test, why is it able to be so much quicker?

Jon: First of all, we’re commercializing an area called epigenetics. It’s epigenetic science. The science of epigenetics is around gene expression. Genes are expressed by whether or not you exercise, whether or not you use tobacco. There’s an actual area of biology, it’s called DNA methylation, and it’s these patterns of methylation are occurring along what’s called the epigenome or the epidurals, the skin of the genome which causes gene expression which will explain why two identically genetic twins will have materially different health and wellness outcomes if one smokes and one exercises. That’s gene expression. That’s your epigenome at work.

Really our unique use case for the science is identifying patterns of methylation that correlate to the very impairments that life insurance underwriters are trying to get at, but they’re doing that historically through clinical biomarkers. They get those clinical biomarkers through blood and urine, and/or medical records. This notion that the only place you can really ascertain if someone has diabetes through an A1C or heart disease through a proBNP, that’s absurd, or you don’t even understand biology.

We’re actually looking at a different part of the biology. We’re looking at a molecular level to identify the very same risk impairment that the industry is trying to do, but through really these conventional clinical assays. FOXO is really, really unique in terms of how it’s applying both the opportunities that are occurring because of low-cost DNA sequencing technology, i.e., microarray technology coupled with machine learning to identify these patterns of epigenetic methylation that correlate to risk segmentation or impairment segmentation.

It’s excellent technology. It’s a great business use case for this particular area of technology. Through a saliva sample, we can get a read, so to speak, on these patterns of methylation that correlate to tobacco, alcohol, drugs of abuse, cardiovascular, metabolic health. These are the same impairment that underwriting is trying to get to. It’s less invasive. It could be done through a telemedicine on a saliva kit, can be mailed in along with an accelerated underwriting questionnaire, we believe we can get to at or better than traditional current medical underwriting practices, which has this unique and really difficult pain point within the industry.

Alex: Maybe next year, when you take all this information in, how do you segment in terms of the risk classifications? Are you able to do it in a more granular way that is currently being done? Are you fitting it into the same boxes? What are you doing exactly once you have the information?

Jon: Look, we’re trying to get it into the same box right now. That’s a question I often get as well, how do we know it works? First of all, we’re doing specific research to really correlate these patterns of methylation to these clinical assays or even more to the point of the ground truth of does the individual have heart disease. That’s step number one. Then step number two really is then to get folks in the same underwriting risk classification. That’s really our goal. We’re not necessarily trying to be more precise, although I think that’s the eventual outcome of this type of technology and this use case application.

I would say in the foreseeable future, as far as I’m concerned, it’s simply getting folks in the preferred plus, the preferred, the standard, the table rated or the uninsured bucket. These are general, large cohorts of individuals as our chief underwriter likes to talk about, the former head underwriter Swiss Re, the general weather prediction buckets. These are not hyper-specific. Insurance isn’t designed to be hyper-specific. You want to get people in these generally identical cohorts that you can do the actuarial science behind.

Really one of the key things that we’ll be doing, as we move this science into a commercial use case, is parallel use case underwriting. We’ll bring people through traditional medical underwriting. We’ll do epigenetic biomarkers. If we can put those people in the right in the same risk classification buckets, 9 times out of 10, 99 times out of 100, we can really be confident as an industry on what that actuarial mortality is going to look like.

Alex: Got it. That makes a lot of sense. What are the ways that you validate that you’re getting them into or what are the ways you’ve historically already validated that you’re getting them into the right risk buckets? Are there things that you can point to where you don’t have to wait 25 years for a box to mature to find out if the underwriting is going to react the same way?

Jon: Yes, it’s actually our seminal research that we did. Again, through this parallel underwriting use case, we recruited 1200 individuals. We got all their medical records. We did facultative underwriting. We hired outside folks to facultative underwrite them and then we did the epigenetics. We, again, correlated these risk segmentations to the traditional underwriting risk classifications.

We demonstrated for ourselves very early on that epigenetics as a science does a great job of this general risk, again, segmentation model that the industry uses. Again, you don’t need to necessarily wait 20 years to see what the mortality ultimately of the pool is. Now, the industry has been rapidly adopting accelerated underwriting, which is fluid-less underwriting. Frankly, it’s been one of my biggest concerns as we commercialize this technology, which was is the industry moving away from fluids entirely? Is it just simply fluid-less accelerated underwriting?

Our hypothesis has been that, third-party data sets from accelerated underwriting plus saliva and these epigenetic biomarkers equals a better more predictive underwriting at or something towards a medically underwritten protective value. We think that’s pretty clear-cut.

The good news that I’ve heard recently is that some of the early mortality coming from these accelerated underwriting models has been less than expected. The results aren’t as good as expected and that’s been a big concern. That pendulum has swung very, very far towards being applied to larger and larger, more complex products in the life insurance industry. The concern has been, are we really picking up the mortality risk in these pools? Folks are starting to talk about that maybe they’re missing some things.

Alex: Got it. Maybe we could just talk about, how proprietary is the technology you’re using? How protected do you have that? Why isn’t larger life insurance companies not trying to solve the problem already of blood testing and the holdups that has with the process?

Jon: It’s a great question. We’ve made broad patent claims on machine learning techniques of identifying these biomarkers. We’ve made those claims, as well as patent claims around the usage of epigenetics for risk segmentation in the life insurance industry. That all said, it really it takes a-- I love a book called The Innovation Stack by Jim McKelvey, cofounder of Square, where really you have a multidisciplinary team that you really need to apply in order to both discover these biomarkers. We have machine learning professionals, we have epigenetic specialists, we have epidemiologists, a variety of teams. Then we have underwriters and actuaries.

You really need this unique talent pool of highly talented individuals to put this together. Then you build these models, and you bring this to market. While there isn’t something so proprietary about epigenetic biomarkers per say, in fact it’s a great use case for machine learning and low-cost DNA sequencing, the use case is very complex. There I’d say FOXO by in large has the absolute lead in this.

As I think about it and as we talk about our business, look, what we want to do is sell this underwriting technology to the industry. There won’t be any need for other primary carriers to go discover this. It’s complicated, it’s expensive. Our goal is just to commercialize this and then to sell it, make it available worldwide. Again, this is a worldwide opportunity to use saliva-based epigenetic biomarkers for mortality risk classification.

Alex: That was my next question, is how you think about the size of the market you’re going after. High level, obviously, it’s the life insurance market, but how do you think about it?

Jon: Well, I think it’s huge. I’m not going to grab the stats, but it is the single largest financial services industry here in the United States and it is massive and it’s massive globally and growing. What we see in the United States is really right now, out of the life insurance policies that are sold, around 11 million annually, about 50% of those policies are being subjected to traditional medical underwriting. The other half are being put through accelerated underwriting. Even in that accelerated underwriting, when you go talk to agents, what they’ll say is, “I hate accelerated underwriting,” is because oftentimes they get a kick out.

I’ll bring someone through an accelerated underwriting and then I’ll end up being in a medical underwriting protocol. Again, there’s a really unique opportunity for us to solve that pain point that is really felt at that agent level where the carrier’s themselves-- Mortality prediction other than maybe recent outside of accelerated are problematic, but in general, mortality prediction hasn’t been the problem of the industry, but consumer accessibility, recruiting agents to want to go sell it.

If you look at the household ownership of life insurance, it’s down to about 50% where historically it was at 80%. The industry talks about the life insurance protection gap. Life insurance isn’t what it used to be. It’s not as relevant to the modern consumer as it once was. Again, this is where longevity science, embedding longevity science has a fundamental reason through precision diagnostic and precision therapeutics, we can make that more relevant.

People die of cancer. They die of cardiovascular health. They die of metabolic disease. If we can give folks insights and we can nudge them to extend their healthy longevity, we think we’ve done something very tremendous for the industry.

If you think about growing life insurance back from 50% of households up to 80% you don’t need to be a rocket scientist to say that’s a massive opportunity.

Alex: Maybe next we could discuss the regulation. Clearly, you got to work with state regulators on the insurance side. There’s also a lot of information you’re working with and protecting that data. What are the dynamics with all of that you have to work around?

Jon: Great question. Well, first of all, we’re being absolutely transparent. Transparency is-- and probably that’s been one of the big challenges for the industry where they’ve thought about this information. Direct to consumer genetic testing’s now been around for what? 10, 20 years, where you can get real insights into own health. The industry hasn’t known what to do with it.

The first part is transparency, telling people what data you’re accessing and why you’re accessing and give them the power to control that. That’s number one. Number two is with respect to regulators is, again, that transparency where we’re telling the consumer what it is we’re doing and why it is we’re doing it. The specific thing that’s really important to know is, and this is for regulatory or otherwise, is we’re looking for the same impairment risk factors that the industry looks for today. We’re just using an electron microscope to look for that information versus the traditional microscope and so that requires an educational process.

Epigenetics has “enetics” in it and is often confused with genetics. The key thing is to know, we’re not looking at these immutable characteristics you are born with. Those immutable characteristics are very important for many aspects of your health and wellness. We’d like to ultimately bundle that into our consumer experience, but from an underwriting perspective, it’s the same impairments. It’s the same underwriting protocols, but a different technology to get to those answers.

To answer your question, there’s nothing that prevents us from using this data. We’re looking at molecular data to identify a tobacco user. There’s no regulatory body that says you can only look and measure cotinine in your urine or your bloodstream or your saliva. We’re looking at a pattern of DNA methylation to distinguish between a never smoker, a former smoker, or a current smoker.

Alex: Got it. I think you answered part of my next one there, so I’m going to move on to the actual products themselves. Can you talk about some of the products you’ve already launched and those that are in the pipeline for product launches?

Jon: Yes, we’re going to be launching our first product this summer. We have not launched a product. We announced a transaction earlier this year with Delwinds. We are going public. We will be listed on New York Stock Exchange later this summer. That transaction with the folks at Delwinds, who are a broad group of insurance specialists who are helping us capitalize and commercialize this company, that’s really enabling us now to get into market. That was the last piece of what I needed in order to-- This is a big challenge. It’s a big industry and so getting that additional push or help with our capitalization is really enabling us to get into market.

What we call our MVP, or what we are launching with an MVP product, we’ve got that really all set to go. In fact, I had my Monday morning team meetings, the excitement was palpable. We’re looking at so many different pieces of our infrastructure that is literally at that finishing stage and we’re beginning to beta test it. The feedback that we’re getting is just phenomenal around what it is.

We’re going to launch with some term products this summer. We’ll be using epigenetics and the FOXO Longevity Report for consumer health and wellness. We just did some of that testing. Got some fabulous feedback, where again, people were like, “Wow, this is really interesting.” That report is focused on the epigenetic clock and measures of biological aging as a central core measure of how it is we are doing in our journey.

Alex: Very interesting. Maybe next you talk about the capacity for reinsurance capital that you have, how is that going with getting the partners in place and anticipation of that launch? What will that look like? I know some of this is still in the works. I think you mentioned, you’re still working on some partnerships on the MGA front. Where’s all that at the moment?

Jon: From a reinsurance perspective, we’ve been closely aligned with SCOR Global for many years, and they’ve been helping us in thinking about some of the R&D and the commercialization timeline and the key hurdles that we need to approve up where we can use these saliva-based epigenetic biomarkers for underwriting. They’ve been highly supportive. They are committing reinsurance to insure our own products. From my perspective, again, the carriers that we’re talking about, two on the MGA front, are highly desire some originating in product.

Look, I think it’s an area that certainly a rising rate environment certainly is welcome. We’ve also seen a tremendous increase in life insurance sales. I think they’re up 21% year after year comparable year through third quarter of 2021 last year. Anyways. Life insurance sales are up. Increasing rates are good for carriers writing longevity mortality business. I think we’re in good shape that way.

Alex: Great. Maybe coming back to just the discussion on the epigenetic biomarkers and I guess there’s some of them that you’re using is just part of the consumer engagement. Then there are some aspects that you’re using to get the person into the right risk categorization. How do you draw that line and why is it being drawn there? If there’s information that would allow for even more fine-tuned underwriting, how do you think about drawing that line between making somebody uncomfortable versus having all the information for underwriting possible?

Jon: We’re going to launch with proprietary epigenetic biomarkers for consumer engagement. We have a number of finishing R&D projects underway that are necessary to complete before we can bring these saliva-based epigenetic biomarkers into market for underwriting. We’re still in, I’ll call, a finishing R&D. We’ve, I believe, de-risked it from a science perspective. It’s just a question of how good can we get it at least at our version 1.0 from an underwriting perspective.

From a consumer engagement perspective, we’ve perfected our FOXO Longevity Report. Every purchaser of FOXO life insurance products will get a FOXO Longevity Report where we’ve focused on measures of biological aging and the epigenetic clock. We’ve exclusively licensed the epigenetic clock technology from UCLA that was discovered by Dr. Steve Horvath who’s credited as the father, if you will, of epigenetic clocks, the clock watcher as they called him in the cover of the Nature magazine that he was featured.

Right now, look, the life insurance carrier has the healthy longevity of the customer at its core. We think this is again a perfect product-market fit where longevity science and giving you insights. The customer today. Why are Life insurance-- Why is sales up? People are concerned with their health and wellness. Health and wellness and people want to be proactive and take action towards their own health and wellness. If I can be nudged, if I can get insights in different areas that I’m currently not able to see, maybe that encourages people to do the things that everyone knows they need to do but needs that extra nudge. Maybe we can measure at some point in the future and you can get, how are you doing.

These consumer measures of epigenetic aging and clocks, this is a really fascinating area. There was a great article in The Wall Street Journal last week that featured this clock, David Sinclair, life span, Altos Labs, Bezos funded, longevity coming. There’s so much going on here, Peter Diamandis and Life Force, there’s just so much going on here.

We’re harnessing, I’ll call, longevity science for consumers who want to think about this and want to take those steps towards their own healthy longevity.

As we move into underwriting, that will come over time. I don’t think that-- it’s not that far off. We have some finishing work to do. Really that’s a point where, again, we’re going to be looking for the very same things that the underwriters are looking for today. It’s just going to be less invasive. You won’t have to give blood. You won’t have to pee in a cup. You won’t take six to eight weeks. Giving someone some insights into maybe their 5 or 10-year risk of cardiovascular disease, that’s a great thing to see.

The last thing I’ll say is we saw an announcement from GRAIL with Munich Re. GRAIL is a spinoff, if you will, from Illumina. There again you’re seeing molecular biotechnology coming into the life insurance industry because the industry itself has the individual’s healthy longevity in its financial best interest to support. It’s a challenge on where that underwriting and consumer engagement starts and stops. I think theirs is actually even more challenging, but from our perspective, we’re going to keep it light on the consumer engagement side and nudge people that do the behaviors they need to do. From the underwriting, we’re going to be looking at the very same things that underwriting looks at today.

Alex: All right. Maybe I’m jumping around a little bit, but maybe back on distribution. As you guys ramp up with your new product offering that’s going to be coming to market, how do you reach all these agents? What are you doing in terms of the wholesale distribution force? How do you get the word out? How do you reach them all?

Jon: We hired a chief distribution officer recently. We’ve been out. I hired a number of sales professionals out of another Insurtech. We’ve been building out that entire infrastructure as we’ve been going along here. Look, we’re out in the field. We’re creating what we call our FOXO’s founder syndicate where we’re really out there and have begun beating the bushes so to speak on those general agencies. I want to be as close as I can to the production where the general agencies themselves are writing business. I want to work with those, and we’ll develop a national wholesaling team, where, again, making longevity of a principle reason to buy life insurance becomes the mantra of the agent and their presentation of the product. This is a whole new reason to buy life insurance. It’s a whole new reason to sell it.

Again, finding those early-adopting agents are the key thing that we’ll be out doing, I’m really, really excited about this aspect. I tell my guys if you’re sitting in front of an agent and they don’t get this within first few minutes of talking to them, you probably should keep going on to the next meeting because look, underwriting is such a huge pain point for the agent trying to sell business. They should be doing everything they can to support us in the commercialization of this technology.

Having an opportunity to go back to clients who have said no with a “You’ve never seen a life insurance product like this before,” is an entirely exciting new reason for agents to go reach into their existing book and prospect and really develop their own practice in a new way that is, frankly, I think, really exciting for the agency business because they’ve had lots of challenges attracting new agents into the business for the reasons that we just discussed

Alex: Maybe the last one I’ve got for you is, could you just take us through your outlook for FOXO Technologies over the next few years? What are some of the key achievements that you’re anticipating?

Jon: Obviously I’m biased but I’m really bullish. At the highest level what you have to ask yourself is, are the changes in molecular biotechnology with precision diagnostic and precision therapeutic medicine, how are they going to impact? Will they impact the life insurance industry long-term care or otherwise, annuity or otherwise?

If so we’re the guys and gals doing it. We are commercializing it. We’re forcing this to happen in a way that the industry has really been challenged with integrating with it. I’m really bullish about the idea of saliva-based epigenetic biomarkers and alleviating this incredibly big pain point that distribution has in selling the products. Finally, I’m super excited about customers because the consumer today wants to be proactive. They’re interested in new measures of health and wellness. I don’t know if you probably have a friend on Strava or their Apple Watch. People are hungry for data around their own health and wellness, and they want to be proactive.

Life insurance has a chance to be reformatted in a way that supports the healthy longevity of the customer. That’s truly exciting for the industry. That work has to be done at a missionary level. We need to actually go out and wholesale to those agents. We need to talk about how do we put the healthy longevity your legacy’s created today while you’re alive?

It’s a product everyone wants but no one wants to benefit. We’re actually changing the conversation around that healthy longevity. Look, I’m super bullish. Key things to look for, we’re going to launch our product here this summer. That’s going to be really exciting. Look for the sales and the metrics of distribution signing on and then look for the adoption or the integration, sorry, of saliva-based epigenetic biomarkers in an underwriting protocol with accelerated underwriting.

When that happens, all bets are off. There are some fascinate-- We like to say changes in life insurance underwriting don’t happen often but when they do they’re pervasive and fast. There are a whole bunch of reasons why that will happen. Happy to talk to anyone in a lot of greater detail about that. We’re excited.

Alex: Great. Well, thank you for joining us today. I really appreciate all the time and let’s stay in touch. Thank you.

Jon: Thanks, Alex. Thanks, everyone. Cheers.

[00:34:41] [END OF AUDIO]